CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

3rd July 2008

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 2nd July 2008.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement

Profit Warning

The financial results of Cathay Pacific Airways Limited ("Cathay Pacific") for 2008, including those for the first half, are expected to be disappointing. Cathay Pacific's financial performance is being materially and adversely affected by the high price of jet fuel, with the average price paid by Cathay Pacific in the first half of 2008 60% above that paid in the first half of 2007. The most recent spot price for jet fuel is 93% higher than the average price paid by Cathay Pacific in 2007. In view of the volatility of the jet fuel price and the limited and uncertain extent to which this rapidly rising cost can be offset by fuel surcharges, it is not possible to estimate accurately the effect of high jet fuel prices on the 2008 financial results.

The financial results of Cathay Pacific for 2008, including those for the first half, are expected to be disappointing. Cathay Pacific's financial performance is being materially and adversely affected by the high price of jet fuel, with the average price paid by Cathay Pacific in the first half of 2008 60% above that paid in the first half of 2007. The most recent spot price for jet fuel is 93% higher than the average price paid by Cathay Pacific in 2007. In view of the volatility of the jet fuel price and the limited and uncertain extent to which this rapidly rising cost can be offset by fuel surcharges, it is not possible to estimate accurately the effect of high jet fuel prices on the 2008 financial results.

Investors are advised to exercise caution in dealing in shares of Cathay Pacific.

This announcement is issued by Cathay Pacific pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

END